Exhibit 99.12

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore
Balance Sheet as at	Schedule	December 31, 2004	December 31, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	134.73	33.23	33.32
Reserves and surplus	2	4,608.96	3,692.05	3,220.11

		4,743.69	3,725.28	3,253.43

APPLICATIONS OF FUNDS
FIXED ASSETS	3
Original cost		2,093.07	1,481.83	1,570.23
Less: Depreciation and amortization		951.39	744.99	803.41

Net book value		1,141.68	736.84	766.82
Add: Capital work-in-progress		212.14	79.38	203.48

		1,353.82	816.22	970.30
INVESTMENTS	4	1,178.18	615.54	1,027.38
DEFERRED TAX ASSETS	5	35.28	32.85	35.63
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	982.15	683.87	632.51
Cash and bank balances	7	1,365.25	1,603.83	1,638.01
Loans and advances	8	920.28	807.78	693.22

		3,267.68	3,095.48	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	581.12	549.96	560.44
Provisions	10	510.15	284.85	1,183.18

NET CURRENT ASSETS		2,176.41	2,260.67	1,220.12

		4,743.69	3,725.28	3,253.43

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the balance sheet

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Partner Membership No. 83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	K. Dinesh Director	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer

Bangalore January 12, 2005	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore, except per share data
Profit and Loss Account for the		Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	Schedule	2004	2003	2004	2003	2004
INCOME
SOFTWARE SERVICES AND PRODUCTS
Overseas		1,758.87	1,227.30	4,865.56	3,401.93	4,694.69
Domestic		39.65	7.96	93.91	50.06	66.20

		1,798.52	1,235.26	4,959.47	3,451.99	4,760.89
SOFTWARE DEVELOPMENT EXPENSES	11	960.15	645.48	2,662.02	1,805.42	2,495.31

GROSS PROFIT		838.37	589.78	2,297.45	1,646.57	2,265.58
SELLING AND MARKETING EXPENSES	12	101.32	92.35	291.79	252.51	335.08
GENERAL AND ADMINISTRATION EXPENSES	13	125.86	87.25	343.88	257.15	346.85

		227.18	179.60	635.67	509.66	681.93

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		611.19	410.18	1,661.78	1,136.91	1,583.65
INTEREST		—	—	—	—	—
DEPRECIATION AND AMORTIZATION		69.38	62.23	175.31	168.82	230.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		541.81	347.95	1,486.47	968.09	1,352.75
OTHER INCOME	14	46.77	47.48	94.99	124.21	127.39
PROVISION FOR INVESTMENTS		(0.39)	2.29	(0.33)	8.88	9.67

NET PROFIT BEFORE TAX		588.97	393.14	1,581.79	1,083.42	1,470.47
PROVISION FOR TAXATION	15	93.00	65.00	236.50	177.00	227.00

NET PROFIT AFTER TAX		495.97	328.14	1,345.29	906.42	1,243.47

BALANCE BROUGHT FORWARD		763.81	469.88	70.51	—	—
Less: Residual dividend paid for fiscal 2004		—	—	2.32	—	—
Additional dividend tax		—	—	2.27	—	—

		763.81	469.88	65.92	—	—

AMOUNT AVAILABLE FOR APPROPRIATION		1,259.78	798.02	1,411.21	906.42	1,243.47

DIVIDEND
Interim		—	—	133.93	96.09	96.09
Final		—	—	—	—	99.96
One-time special dividend		—	—	—	—	666.41

Total dividend		—	—	133.93	96.09	862.46
Dividend tax		—	—	17.50	12.31	110.50
Amount transferred - general reserve		—	—	—	—	200.00
Balance in Profit and Loss Account		1,259.78	798.02	1,259.78	798.02	70.51

		1,259.78	798.02	1,411.21	906.42	1,243.47

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/ - each
Basic		18.45	12.36	50.22	34.18	46.84
Diluted		17.90	12.13	49.14	33.86	46.26
Number of shares used in computing earnings per share
Basic		26,87,73,742	26,55,19,448	26,78,62,078	26,51,76,084	26,54,47,776
Diluted		27,71,10,460	27,04,31,572	27,37,70,692	26,77,16,272	26,87,87,016
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

*	refer to note 22.3.24

The schedules referred to above form an integral part of the profit and loss account.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Partner Membership No. 83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	K. Dinesh Director	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer

Bangalore January 12, 2005	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore
Cash Flow Statement for the		Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	Schedule	2004	2003	2004	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		588.97	393.14	1,581.79	1,083.42	1,470.47
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/Loss on sale of fixed assets		—	(0.01)	(0.12)	(0.02)	(0.04)
Depreciation and amortization		69.38	62.23	175.31	168.82	230.90
Interest and dividend income		(24.22)	(26.21)	(74.26)	(72.39)	(100.28)
Provision for investments		(0.39)	2.29	(0.33)	8.88	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents		4.24	(4.95)	(8.48)	(1.09)	6.59

Changes in current assets and liabilities
Sundry debtors		(90.09)	(106.61)	(349.64)	(171.73)	(120.37)
Loans and advances	16	(42.28)	16.73	(96.20)	15.21	(1.34)
Current liabilities and provisions	17	4.42	172.75	29.69	228.34	245.50
Income taxes paid during the period/ year	18	(81.96)	(18.80)	(184.41)	(79.08)	(107.13)

NET CASH GENERATED BY OPERATING ACTIVITIES		428.07	490.56	1,073.35	1,180.36	1,633.97

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(246.60)	(85.19)	(559.05)	(212.39)	(429.87)
Proceeds on disposal of fixed assets		0.12	0.01	0.34	0.09	1.43
Acquisition of Expert Information Systems Pty. Limited, Australia		—	(50.75)	—	(50.75)	(66.68)
(Investments in) / disposal of securities	20	(112.82)	(134.82)	(150.47)	(585.20)	(937.17)
Interest and dividend income		24.22	26.21	74.26	72.39	100.28

NET CASH USED IN INVESTING ACTIVITIES		(335.08)	(244.54)	(634.92)	(775.86)	(1,332.01)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options (note 22.3.25b)		176.26	61.53	300.99	66.61	122.27
Dividends paid during the period/ year, including dividend tax		(151.43)	(108.40)	(1,020.58)	(216.75)	(216.75)

NET CASH USED IN FINANCING ACTIVITIES		24.83	(46.87)	(719.59)	(150.14)	(94.48)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(4.24)	4.95	8.48	1.09	(6.59)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		113.58	204.10	(272.68)	255.45	200.89
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,453.14	1,689.86	1,839.40	1,638.51	1,638.51

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR	21	1,566.72	1,893.96	1,566.72	1,893.96	1,839.40

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the cash flow statement.

As per our report attached

for BSR & Co.

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh Partner Membership No. 83673	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	K. Dinesh Director	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer

Bangalore January 12, 2005	Srinath Batni Director	V. Balakrishnan Company Secretary and Senior Vice President – Finance

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore
Schedules to the Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
1 SHARE CAPITAL
Authorized
Equity shares, Rs. 5/- par value
30,00,00,000 (10,00,00,000; 10,00,00,000) equity shares	150.00	50.00	50.00

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*	134.73	33.23	33.32
26,94,56,304 (6,64,55,992; 6,66,41,056) equity shares fully paid up
[Of the above, 25,84,92,302 (5,78,88,200; 5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	134.73	33.23	33.32

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-; Rs. 1,500/-)
* For details of options in respect of equity shares, refer to note 22.3.13
* also refer to note 22.3.25 for details of basic and diluted shares

2 RESERVES AND SURPLUS
Capital reserve	5.94	5.94	5.94

Share premium account
As at April 1,	460.90	338.83	338.83
Add: Receipts on exercise of stock options issued to employees	299.88	66.50	122.07

	760.78	405.33	460.90

General reserve
As at April 1,	2,682.76	2,482.76	2,482.76
Less: capitalized for issue of bonus shares	100.30	—	—
Add: transfer from the profit and loss account	—	—	200.00

	2,582.46	2,482.76	2,682.76

Balance in profit and loss account	1,259.78	798.02	70.51

	4,608.96	3,692.05	3,220.11

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

3 FIXED ASSETS													in Rs. crore
Particulars	Original cost					Depreciation and amortization					Net book value
	As at April 1, 2004	Additions during the period/ year	Deletions during the period/ year		As at December 31, 2004	As at April 1, 2004	For the the period/year	Deductions for the period/year		As at December 31, 2004	As at December 31, 2004	As at December 31, 2003	As at March 31, 2004
Land : free-hold*	20.05	0.15	—		20.20	—	—	—		—	20.20	15.88	20.05
leasehold	70.20	26.02	—		96.22	—	—	—		—	96.22	66.49	70.20
Buildings*	459.61	227.08	—		686.69	80.47	26.39	—		106.86	579.83	363.04	379.14
Plant and machinery*	281.39	92.35	6.28	**	367.46	165.10	40.45	6.12	**	199.43	168.03	116.81	116.29
Computer equipment	444.86	133.25	13.77	**	564.34	363.79	70.90	13.77	**	420.92	143.42	68.77	81.07
Furniture and fixtures*	251.55	71.29	7.50	**	315.34	151.64	37.50	7.44	**	181.70	133.64	105.68	99.91
Vehicles	0.43	0.25	—		0.68	0.27	0.07	—		0.34	0.34	0.17	0.16
Intangible assets
Intellectual property rights	42.14	—	—		42.14	42.14	—	—		42.14	—	—	—

	1,570.23	550.39	27.55		2,093.07	803.41	175.31	27.33		951.39	1,141.68	736.84	766.82

Previous period	1,273.32	209.57	1.06		1,481.83	577.15	168.82	0.98		744.99

Previous year	1,273.32	302.94	6.03		1,570.23	577.15	230.90	4.64		803.41

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

*	includes certain assets provided on operating lease to Progoen Limited, a subsidiary company. Please refer to note 22.3.6 for details

**	amount includes the retiral of assets which are not in active use, with original cost of Rs. 23.22 and accumulated depreciation of Rs. 23.17.

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore
Schedules to the Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
4 INVESTMENTS
Trade (unquoted) – at cost
Long-term investments
In subsidiaries
Progeon Limited, India.
2,44,99,993 (1,22,49,993; 2,44,99,993) equity shares of Rs. 10/- each, fully paid,	24.50	12.25	24.50
Infosys Technologies (Shanghai) Co. Limited, China	23.01	4.55	4.55
Infosys Technologies (Australia) Pty Limited, Australia
1,01,08,869 (nil; 1,01,08,869) equity shares of A$ 0.11 par value, fully paid,	66.69	—	66.69
Infosys Consulting, Inc. USA
1,00,00,000 (nil; nil) common stock of US $1.00 par value, fully paid	44.87	—	—

	159.07	16.80	95.74

In other investments*	30.01	38.56	30.01
Less: Provision for investments	27.97	29.77	27.97

	2.04	8.79	2.04
Non-trade (unquoted), at the lower of cost and fair value, current investments
Liquid mutual funds *	1,017.07	589.95	929.60

	1,178.18	615.54	1,027.38

Aggregate of unquoted investments-carrying value / cost	1,178.18	615.54	1,027.38
* refer to note 22.3.19 for details of investments

5 DEFERRED TAX ASSETS
Fixed assets	29.06	23.05	26.89
Investments	3.00	6.60	6.60
Sundry debtors	3.22	3.20	2.14

	35.28	32.85	35.63

6 SUNDRY DEBTORS
Debts outstanding for a period exceeding six months Unsecured
considered doubtful	10.70	15.39	9.07
Other debts Unsecured
considered good (including dues from subsidiary companies)*	982.15	683.87	632.51
considered doubtful	7.51	6.22	4.29

	1,000.36	705.48	645.87
Less: Provision for doubtful debts	18.21	21.61	13.36

	982.15	683.87	632.51

* For details of dues from subsidiary companies, refer to note 22.3.7	—	—	—
Includes dues from companies where directors are interested	4.67	—	0.16

7 CASH AND BANK BALANCES
Cash on hand	0.02	0.01	—
Balances with scheduled banks
In current accounts *	62.76	126.02	179.25
In deposit accounts in Indian Rupees	1,087.20	1,291.64	1,299.28
Balances with non-scheduled banks**
In deposit accounts in foreign currency	—	10.25	0.04
In current accounts in foreign currency	215.27	175.91	159.44

	1,365.25	1,603.83	1,638.01

* includes balance in unclaimed dividend account	3.52	2.12	1.98
* includes balance in escrow account	—	10.25	0.04
** refer to note 22.3.16 for details of balances in non-scheduled banks

INFOSYS TECHNOLOGIES LIMITED

			in Rs. crore
Schedules to the Balance Sheet as at	December 31, 2004	December 31, 2003	March 31, 2004
8 LOANS AND ADVANCES

Unsecured, considered good Advances
prepaid expenses	24.13	20.03	37.32
for supply of goods and rendering of services	8.17	2.39	5.83
Others (including loans and advances to subsidiary companies)*	8.25	5.68	4.51

	40.55	28.10	47.66
For acquisition of company (retained in trust by the company's solicitors)	—	50.75	—
Unbilled revenues	123.44	92.16	92.86
Advance income tax	340.76	201.60	209.98
Loans and advances to employees **
housing and other loans	61.77	89.16	83.26
salary advances	39.66	30.15	33.62
Electricity and other deposits	17.65	8.93	9.08
Rental deposits	14.54	14.96	14.93
Deposits with financial institutions and body corporate	250.47	290.13	201.39
Other assets	31.44	1.84	0.44

	920.28	807.78	693.22
Unsecured, considered doubtful Loans and advances to employees	0.28	0.49	0.09

	920.56	808.27	693.31
Less: Provision for doubtful loans and advances to employees	0.28	0.49	0.09

	920.28	807.78	693.22

* For details of advances to subsidiary companies, refer to note 22.3.7	3.65	—	0.85
** includes dues by non-director officers of the company	—	—	—
Maximum amounts due by non-director officers at any time during the period / year	—	0.06	0.06

9 CURRENT LIABILITIES
Sundry creditors
for goods and services (including dues to subsidiary companies) *	2.16	1.05	11.36
for accrued salaries and benefits
salaries	12.83	12.73	14.58
bonus and incentives	152.87	185.09	239.80
unavailed leave	48.18	34.61	41.45
for other liabilities
provision for expenses	101.59	59.64	59.41
retention monies*	13.87	6.76	6.88
withholding and other taxes payable	72.08	37.88	34.70
for purchase of intellectual property rights	19.16	20.16	19.21
others	9.55	9.02	3.02

	432.29	366.94	430.41
Advances received from clients	33.97	96.58	65.19
Unearned revenue	111.34	84.32	62.86
Unclaimed dividend	3.52	2.12	1.98

	581.12	549.96	560.44

* For details of dues to subsidiary companies, refer to note 22.3.7	3.42	1.61	12.95

10 PROVISIONS

Proposed dividend	—	—	766.37
Provision for
tax on dividend	—	—	98.19
income taxes	496.01	280.38	313.49
post-sales client support and warranties	14.14	4.47	5.13

	510.15	284.85	1,183.18

INFOSYS TECHNOLOGIES LIMITED

					in Rs. crore
Schedules to Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
11 SOFTWARE DEVELOPMENT EXPENSES
Salaries and bonus including overseas staff expenses	742.20	545.94	2,013.99	1,483.31	2,015.47
Staff welfare	6.89	3.76	14.37	9.75	13.17
Contribution to provident and other funds	20.06	12.79	55.01	36.53	49.90
Overseas travel expenses	49.16	41.11	166.64	125.79	168.19
Consumables	2.85	2.60	9.35	6.37	8.94
Software packages
for own use	30.69	14.50	77.50	49.57	64.84
for service delivery to clients	3.74	2.12	13.29	14.46	16.04
Technical sub-contractors	30.54	10.75	67.77	45.04	59.50
Technical sub-contractors—subsidiaries	64.17	—	186.10	—	50.39
Computer maintenance	3.79	3.03	10.53	8.47	11.89
Communication expenses	9.66	7.73	29.33	23.66	32.18
Provision for post-sales client support and warranties	(5.96)	(0.21)	12.83	(0.36)	0.30
Rent	2.36	1.36	5.31	2.83	4.50

	960.15	645.48	2,662.02	1,805.42	2,495.31

12 SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	59.22	57.97	170.52	157.17	207.25
Staff welfare	0.08	0.15	0.28	0.38	0.59
Contribution to provident and other funds	0.53	0.27	1.24	1.44	1.73
Overseas travel expenses	11.82	11.53	36.52	29.57	40.45
Consumables	0.03	0.06	0.15	0.14	0.19
Software packages
for own use	—	—	0.01	0.01	0.18
Computer maintenance	—	—	—	0.02	0.02
Communication expenses	0.02	0.01	0.04	0.01	0.01
Traveling and conveyance	3.59	0.56	7.54	1.16	1.43
Rent	2.85	3.93	8.42	10.83	15.19
Telephone charges	0.98	1.45	3.50	3.74	5.06
Professional charges	4.62	1.32	12.64	4.06	5.75
Printing and stationery	0.27	0.25	0.80	0.77	0.99
Advertisements	0.45	0.04	0.76	0.28	0.53
Brand building	8.04	9.16	25.41	24.30	34.23
Office maintenance	0.05	0.08	0.18	0.19	0.24
Power and fuel	—	0.01	—	0.04	0.04
Insurance charges	0.11	0.03	0.16	0.07	0.11
Rates and taxes	—	0.01	0.03	0.04	0.08
Bank charges and commission	—	0.01	—	0.02	0.02
Commission charges	6.85	3.33	15.34	6.24	7.27
Marketing expenses	1.54	1.88	7.58	4.49	5.99
Sales promotion expenses	0.27	0.30	0.67	0.50	0.69
Miscellaneous expenses	—	—	—	7.04	7.04

	101.32	92.35	291.79	252.51	335.08

INFOSYS TECHNOLOGIES LIMITED

					in Rs. crore
Schedules to Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
13 GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus including overseas staff expenses	25.91	19.14	67.03	53.40	73.11
Contribution to provident and other funds	1.73	1.06	5.00	3.35	4.64
Overseas travel expenses	2.00	1.26	6.17	4.83	6.36
Traveling and conveyance	7.98	5.77	24.74	15.28	22.27
Rent	3.36	3.96	12.35	14.73	19.19
Telephone charges	10.24	6.57	29.83	21.33	29.21
Professional charges	16.83	8.50	40.62	24.78	33.92
Printing and stationery	1.82	1.29	5.00	4.68	5.87
Advertisements	2.51	0.82	6.98	2.18	5.50
Office maintenance	10.55	7.10	28.84	19.65	28.83
Repairs to building	3.53	3.97	7.53	7.36	10.28
Repairs to plant and machinery	2.03	1.15	5.14	3.75	4.85
Power and fuel	10.29	7.48	28.80	21.87	28.68
Insurance charges	6.64	6.07	20.81	17.26	23.73
Rates and taxes	1.61	1.64	6.12	3.79	5.38
Donations	8.00	3.55	17.05	10.57	14.29
Auditor’s remuneration
statutory audit fees	0.09	0.08	0.27	0.23	0.31
certification charges	—	—	—	—	0.03
others	0.07	—	0.07	—	0.24
out-of-pocket expenses	0.01	0.01	0.02	0.02	0.02
Provision for bad and doubtful debts	5.86	4.10	17.44	18.12	15.99
Provision for doubtful loans and advances	0.04	(0.06)	0.15	0.07	0.14
Bank charges and commission	0.28	0.19	0.85	0.54	0.73
Commission to non-whole time directors	0.38	0.47	1.16	1.25	1.49
Postage and courier	0.91	0.84	3.70	2.78	3.91
Books and periodicals	0.52	0.44	1.80	1.02	1.51
Research grants	0.24	0.18	0.43	0.36	0.54
Freight charges	0.20	0.32	0.57	0.62	0.84
Professional membership and seminar participation fees	1.55	1.19	4.37	2.46	3.57
Miscellaneous expenses	0.68	0.16	1.04	0.87	1.42

	125.86	87.25	343.88	257.15	346.85

14 OTHER INCOME
Interest received on deposits with banks and others*	15.53	21.06	48.63	63.71	82.88
Dividend received on investment in liquid mutual funds (non-trade unquoted)	8.69	5.15	25.63	8.68	17.40
Miscellaneous income	2.06	1.75	6.32	5.56	7.68
Exchange differences (refer to note 22.2)	20.49	19.52	14.41	46.26	19.43

	46.77	47.48	94.99	124.21	127.39

*Tax deducted at source	2.29	3.66	8.89	12.18	16.55

15 PROVISION FOR TAXATION
Current period/ year
Income taxes	92.51	63.98	236.15	172.12	226.31
Deferred taxes	0.49	1.02	0.35	3.96	1.18

	93.00	65.00	236.50	176.08	227.49
Prior period/ years	—	—	—	0.92	(0.49)

	93.00	65.00	236.50	177.00	227.00

INFOSYS TECHNOLOGIES LIMITED

					in Rs. crore
Schedules to Cash Flow Statements for the	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
16 CHANGE IN LOANS AND ADVANCES

As per the Balance Sheet	920.28	807.78	920.28	807.78	693.22
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents*	(201.47)	(290.13)	(201.47)	(290.13)	(201.39)
advance for acquisition of company	—	(50.75)	—	(50.75)	—
Advance income taxes separately considered	(340.76)	(201.60)	(340.76)	(201.60)	(209.98)

	378.05	265.30	378.05	265.30	281.85
Less: Opening balance considered	(335.77)	(282.03)	(281.85)	(280.51)	(280.51)

* refer to note 22.3.25c on restricted cash	42.28	(16.73)	96.20	(15.21)	1.34

17 CHANGE IN CURRENT LIABILITIES AND PROVISIONS

As per the Balance Sheet	1,091.27	834.81	1,091.27	834.81	1,743.62
Add/ (Less): Provisions separately considered in the cash flow Statement
Proceeds received on investment pending regulatory approval	—	(6.02)	—	(6.02)	—
Income taxes	(496.01)	(280.38)	(496.01)	(280.38)	(313.49)
Dividends	—	—	—	—	(766.37)
Dividend tax	—	—	—	—	(98.19)

	595.26	548.41	595.26	548.41	565.57
Less: Opening balance considered	(590.84)	(375.66)	(565.57)	(320.07)	(320.07)

	4.42	172.75	29.69	228.34	245.50

18 INCOME TAXES PAID

Charge as per the Profit and Loss Account	93.00	65.00	236.50	177.00	227.00
Add: Increase in advance income taxes	64.96	(146.86)	130.78	(88.39)	(80.01)
Increase/(Decrease) in deferred taxes	(0.49)	(1.02)	(0.35)	(3.96)	(1.18)
Less: (Increase)/Decrease in income tax provision	(75.51)	101.68	(182.52)	(5.57)	(38.68)

	81.96	18.80	184.41	79.08	107.13

19 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

As per the schedule 3 to Balance Sheet	287.09	67.81	550.39	209.57	302.95
Less: Opening Capital work-in-progress	(252.63)	(62.00)	(203.48)	(76.56)	(76.56)
Add: Closing Capital work-in-progress	212.14	79.38	212.14	79.38	203.48

	246.60	85.19	559.05	212.39	429.87

20 INVESTMENTS IN / DISPOSAL OF SECURITIES *

As per the Balance Sheet	1,178.18	615.54	1,178.18	615.54	1,027.38
Add: Provisions on investments	(0.39)	2.29	(0.33)	8.88	9.67
Proceeds received on investment pending regulatory approval	—	(6.02)	—	(6.02)	—

	1,177.79	611.81	1,177.85	618.40	1,037.05
Less: Acquisition of Expert information Systems Pty Limited, Australia	—	—	—	—	(66.68)
Opening balance considered	(1,064.97)	(476.99)	(1,027.38)	(33.20)	(33.20)

	112.82	134.82	150.47	585.20	937.17

* refer to note 22.3.19 for investment and redemptions

21 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR

As per the Balance Sheet	1,365.25	1,603.83	1,365.25	1,603.83	1,638.01
Add: Deposits with financial institutions and body corporate, included herein*	201.47	290.13	201.47	290.13	201.39

* refer to note 22.3.25c on restricted cash	1,566.72	1,893.96	1,566.72	1,893.96	1,839.40

Schedules to the Financial Statements for the quarter and nine months ended December 31, 2004

22	Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

22.1	Significant accounting policies

22.1.1.	Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis. There are no accounting standards that although not mandatory for adoption as of the balance sheet date, have material impact on the financial statements.

22.1.2.	Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assess using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

22.1.3.	Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the proportionate-completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

22.1.4.	Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5.	Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6.	Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7.	Retirement benefits to employees

22.1.7.a.	Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

22.1.7.b.	Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The Plan provides for the payment of the aggregate contributions along with interest thereon at retirement, death, incapacitation or termination of employment. The company has no further obligations to the Plan beyond its monthly contributions.

22.1.7.c.	Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary.

Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining contributions are made to a government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8.	Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9.	Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10.	Forward contracts in foreign currencies

The company uses forward exchange contracts to hedge its exposure to movements in foreign exchange rates. The use of these forward exchange contracts reduces the risk or cost to the company and the company does not use the forward exchange contracts for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11.	Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

22.1.12.	Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issued effected prior to the approval of the financial statements by the board of directors.

22.1.13.	Investments

Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14.	Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

22.2	Change in accounting policy

Accounting standard 11, “The effect of changes in foreign exchange rates”, was revised with effect from April 1, 2004 and prescribes accounting for forward exchange contracts based on whether these are entered into for hedging purposes or for trading /speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Upto March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognized as income or expense over the life of the contract.

The Company has adopted the revised accounting standard effective April 1, 2004 to the extent applicable in respect of outstanding forward exchange contracts. The forward exchange contracts constitute hedges from an economic perspective, and the Company has decided to account for these forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of designation as an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on forward exchange contracts are computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). The Company also assesses on an ongoing basis at the end of each reporting period whether hedges are designated as effective and prospectively reclassifies the hedge as necessary.

Consequent to the change in the accounting policy, the profits for the quarter and nine months ended December 31, 2004 are higher by Rs. 29.01 crore and lower by Rs. 25.2 crore respectively.

22.3	Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

22.3.1	Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956.

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Salaries and bonus including overseas staff expenses	827.33	623.05	2,251.54	1,693.88	2,295.83
Contribution to provident and other funds	22.32	14.12	61.25	41.32	56.27
Staff welfare	6.97	3.91	14.65	10.13	13.76
Overseas travel expenses	62.98	53.90	209.33	160.19	215.00
Consumables	2.88	2.66	9.50	6.51	9.13
Software packages	—
for own use	30.69	14.50	77.51	49.58	65.02
for service delivery to clients	3.74	2.12	13.29	14.46	16.04
Computer maintenance	3.79	3.03	10.53	8.49	11.91
Communication expenses	9.68	7.74	29.37	23.67	32.19
Technical sub-contractors	30.54	10.75	67.77	45.04	59.50
Technical sub-contractors - subsidiaries	64.17	—	186.10	—	50.39
Provision for post-sales client support and warranties	(5.96)	(0.21)	12.83	(0.36)	0.30
Traveling and conveyance	11.57	6.33	32.28	16.44	23.70
Rent	8.57	9.25	26.08	28.39	38.88
Telephone charges	11.22	8.02	33.33	25.07	34.27
Professional charges	21.45	9.82	53.26	28.84	39.67
Printing and stationery	2.09	1.54	5.80	5.45	6.86
Advertisements	2.96	0.86	7.74	2.46	6.03
Office maintenance	10.60	7.18	29.02	19.84	29.07
Repairs to building	3.53	3.97	7.53	7.36	10.28
Repairs to plant and machinery	2.03	1.15	5.14	3.75	4.85
Power and fuel	10.29	7.49	28.80	21.91	28.72
Brand building	8.04	9.16	25.41	24.30	34.23
Insurance charges	6.75	6.10	20.97	17.33	23.84
Rates and taxes	1.61	1.65	6.15	3.83	5.46
Commission charges	6.85	3.33	15.34	6.24	7.27
Donations	8.00	3.55	17.05	10.57	14.29
Auditor’s remuneration	—
statutory audit fees	0.09	0.08	0.27	0.23	0.31
certification charges	—	—	—	—	0.03
others	0.07	—	0.07	—	0.24
out-of-pocket expenses	0.01	0.01	0.02	0.02	0.02
Provision for bad and doubtful debts	5.86	4.10	17.44	18.12	15.99
Provision for doubtful loans and advances	0.04	(0.06)	0.15	0.07	0.14
Bank charges and commission	0.28	0.20	0.85	0.56	0.75
Commission to non-whole time directors	0.38	0.47	1.16	1.25	1.49
Postage and courier	0.91	0.84	3.70	2.78	3.91
Books and periodicals	0.52	0.44	1.80	1.02	1.51
Research grants	0.24	0.18	0.43	0.36	0.54
Freight charges	0.20	0.32	0.57	0.62	0.84
Professional membership and seminar participation fees	1.55	1.19	4.37	2.46	3.57
Marketing expenses	1.54	1.88	7.58	4.49	5.99
Sales promotion expenses	0.27	0.30	0.67	0.50	0.69
Miscellaneous expenses	0.68	0.16	1.04	7.91	8.46

	1,187.33	825.08	3,297.69	2,315.08	3,177.24

22.3.2.	Capital commitments and contingent liabilities

	As at
	December 31, 2004		December 31, 2003		March 31, 2004
Estimated amount of unexecuted capital contracts (net of advances and deposits)		252.18		86.03		192.49
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		9.69		11.00		11.23
Claims against the company, not acknowledged as debts		4.88		4.42		4.53
Forward contracts outstanding
In US$	US$	302,000,000	US$	107,000,000	US$	143,000,000
(Equivalent approximate in Rs. crore)		(Rs 1,346.05)		(Rs. 491.99)		(Rs. 643.93)
Unamortized income		—		1.03		3.13

In the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. This matter has recently been settled. Pursuant to the settlement agreement, all of Ms Griffith's claims against the company will be released and the lawsuit will be dismissed with prejudice. The company believes the lawsuit will be dismissed at the end of January 2005.

22.3.3	Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.3.4.	Imports (valued on the cost, insurance and freight basis)

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital goods	31.98	20.06	94.12	52.23	70.64
Software packages	1.27	0.37	3.86	0.08	10.26

	33.25	20.43	97.98	52.31	80.90

22.3.5.	Activity in foreign currency

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Earnings in foreign currency (on the receipts basis)
Income from software services and products	1,690.25	1,109.05	4,538.83	3,207.69	4,531.54
Interest received on deposits with banks	0.27	0.22	1.00	0.74	1.02
Expenditure in foreign currency (on the payments basis)
Travel expenses	39.91	40.72	148.79	116.44	165.34
Professional charges	8.81	4.20	22.95	23.37	30.87
Other expenditure incurred overseas for software development	695.66	408.20	1,945.43	1,235.99	1,730.43
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	946.14	656.15	2,422.66	1,832.63	2,605.92

22.3.6.	Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Lease rentals recognized during the period/year	8.57	9.25	26.08	28.39	38.88

	As at
Lease obligations	December 31, 2004	December 31, 2003	March 31, 2004
Within one year of the balance sheet date	20.69	27.84	25.04
Due in a period between one year and five years	40.41	65.00	56.74
Due after five years	1.72	6.60	4.82

	62.82	99.44	86.60

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.

Fixed assets stated below have been provided on operating lease to Progeon, a subsidiary company, as at December 31, 2004, December 31, 2003 and March 31, 2004

Particulars	Cost	Accumulated depreciation	Net book value
Building	12.57	2.63	9.94
	10.24	1.14	9.10
	12.57	1.99	10.58
Plant and machinery	5.63	3.45	2.18
	3.76	1.34	2.42
	5.44	2.96	2.48
Computers	1.29	1.20	0.09
	1.23	0.91	0.32
	1.24	1.07	0.17
Furniture & fixtures	9.47	6.57	2.90
	5.60	2.07	3.53
	9.16	5.48	3.68

Total	28.96	13.85	15.11
	20.83	5.46	15.37
	28.41	11.50	16.91

The aggregate depreciation charged on the above during the quarter and nine months ended December 31, 2004 amounted to Rs. 0.70 and Rs. 2.50 respectively (for the quarter and nine months ended December 31, 2003 was Rs. 1.03 and Rs. 2.77 and for the year ended March 31, 2004 was Rs. 4.41).

The company has entered in to non-cancelable operating lease arrangement for premises leased to Progeon. The lease for premises extends for periods between 36 months and 70 months from their respective dates of inception. The lease rentals received are included as a component of sale of services (refer note 22.3.7 below). Lease rental commitments on contract from Progeon are as given below:-

Lease rentals	December 31, 2004	As at December 31, 2003	March 31, 2004
Within one year of the balance sheet date	7.47	8.02	8.02
Due in a period between one year and five years	10.44	11.48	9.48
Due after five years	0.72	—	—

	18.63	19.50	17.50

The rental income from Progeon for the quarter and nine months ended December 31, 2004 amounted to Rs. 2.35 and Rs. 6.30 respectively (for the quarter and nine months ended December 31, 2003 was Rs. 0.39 and Rs. 0.53 and for the year ended March 31, 2004 was Rs. 6.49).

22.3.7.	Related party transactions

The company entered into related party transactions with subsidiary companies.

Progeon Limited

The transactions in addition to the lease commitments described in note 22.3.6. are set out below:-

Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital transactions:
Financing transactions - amount paid to Progeon for issue of nil (nil; 1,22,50,000) fully paid equity shares of Rs 10/- each at par	—	—	—	—	12.25
Rental deposit received	—	—	—	1.61	1.61

Revenue transactions:
Purchase of services	0.33	—	0.63	0.14	0.70
Shared services including facilities and personnel	0.18	—	0.28	—	—

	0.51	—	0.91	0.14	0.70
Sale of services
Business consulting services	0.04	0.04	0.12	0.08	0.12
Shared services including facilities and personnel	3.62	3.08	10.94	9.49	12.70

	3.66	3.12	11.06	9.57	12.82

Infosys Australia
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital transactions:
Transfer of fixed assets	—	—	—	—	3.50
Transfer of advances	—	—	—	—	2.33

Revenue transactions:
Purchase of services	58.69	—	180.68	—	47.20

Sale of services
Software services & products-overseas	—	—	—	—	2.93
Shared services including facilities and personnel	—	—	—	—	—

	—	—	—	—	2.93

Infosys Shanghai
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital transactions:
Financing transactions - amount remitted towards capital	—	4.55	18.46	4.55	4.55

Revenue transactions:
Purchase of services	1.62	—	1.74	—	—

Infosys Consulting
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital transactions:
Financing transactions - amount paid to Infosys Consulting for issue of 50,00,000 (nil; nil) common stock of US$ 1.00 par value, fully paid	22.90	—	44.87	—	—

Revenue transactions:
Purchase of services	2.70	—	3.27	—	—

Sale of services
Software services & products-overseas	0.84	—	1.00	—	—
Shared services including facilities and personnel	—	—	—	—	—

	0.84	—	1.00	—	—

Sundry Debtors includes dues from subsidiary companies, as given below:-

As at
	December 31, 2004	December 31, 2003	March 31, 2004
Progeon Limited, India	—	—	—
Infosys Technologies (Shanghai) Company Limited, China	—	—	—
Infosys Technologies (Australia) Pty Limited, Australia	—	—	—
Infosys Consulting, Inc., USA	—	—	—

	—	—	—

Sundry Creditors includes dues to subsidiary companies, as given below:-

	As at
	December 31, 2004	December 31, 2003	March 31, 2004
Progeon Limited, India	1.61	1.61	1.61
Infosys Technologies (Shanghai) Company Limited, China	1.81	—	—
Infosys Technologies (Australia) Pty Limited, Australia	—	—	11.34
Infosys Consulting, Inc., USA	—	—	—

	3.42	1.61	12.95

Loans and Advances includes dues from subsidiary companies, as given below:-

	As at
	December 31, 2004	December 31, 2003	March 31, 2004
Progeon Limited, India	—	—	—
Infosys Technologies (Shanghai) Company Limited, China	1.93	—	0.85
Infosys Technologies (Australia) Pty Limited, Australia	1.72	—	—
Infosys Consulting, Inc., USA	—	—	—

	3.65	—	0.85

Maximum balances of loans and advances due from subsidiary companies :-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
Particulars	2004	2003	2004	2003	2004
Progeon Limited, India	—	—	—	—	—
Infosys Technologies (Shanghai) Company Limited, China	1.93	—	1.93	—	—
Infosys Technologies (Australia) Pty Limited, Australia	23.32	—	23.32	—	—
Infosys Consulting, Inc., USA	—	—	—	—	—

During the quarter and nine months ended December 31, 2004, an amount of Rs. 3.00 and Rs.11.00 has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees. Donation to the foundation for the quarter and nine months ended December 31, 2003 and year ended March 31, 2004 were Rs. 3.5, Rs.10.5 and Rs. 12.00 respectively.

Details of the transactions with the companies in which certain directors of the company are also director:-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
Particulars	2004	2003	2004	2003	2004
Sale/(Purchase) of services
SupplyChainge Inc., USA	0.13	—	0.13	(0.71)	(0.71)

Sale of services
ICICI Bank Limited, India	4.74	—	6.54	—	6.54

The company has an alliance with SupplyChainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of ICICI Bank Limited, India and SupplyChainge Inc., USA.

22.3.8.	Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and nine months ended December 31, 2004 and 2003 and the year ended March 31, 2004 are set out below:-

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.03	0.13	0.25
	0.06	0.03	0.07	0.16
	0.08	0.04	0.10	0.22

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.03	0.13	0.25
	0.06	0.03	0.08	0.17
	0.09	0.04	0.10	0.23

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.04	0.12	0.25
	0.06	0.03	0.07	0.16
	0.08	0.04	0.10	0.22

Whole-time Directors
K Dinesh	0.03	0.01	0.06	0.10
	0.02	0.01	0.03	0.06
	0.09	0.03	0.12	0.24
	0.06	0.03	0.08	0.17
	0.09	0.04	0.10	0.23

S D Shibulal	0.21	—	0.14	0.35
	0.16	—	0.11	0.27
	0.62	—	0.25	0.87
	0.60		0.23	0.83
	0.76	—	0.23	0.99

T V Mohandas Pai	0.04	0.01	0.14	0.19
Chief Financial Officer	0.03	0.01	0.05	0.09
	0.13	0.04	0.28	0.45
	0.08	0.03	0.11	0.22
	0.11	0.04	0.16	0.31

Srinath Batni	0.04	0.01	0.13	0.18
	0.03	0.01	0.05	0.09
	0.12	0.04	0.25	0.41
	0.08	0.03	0.10	0.21
	0.10	0.04	0.13	0.27

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.05	—	—	0.05
	—	0.01	—	0.01
	0.14	—	0.01	0.15
	0.12	0.01	0.01	0.14
	0.21	0.01	0.01	0.23

Marti G Subrahmanyam	0.05	0.01	0.01	0.07
	—	—	0.02	0.02
	0.15	—	0.05	0.20
	0.12	—	0.05	0.17
	0.19	—	0.07	0.26

Philip Yeo	0.05	—	—	0.05
	—	—	—	—
	0.15	—	—	0.15
	0.12	—	—	0.12
	0.15	—	0.01	0.16

Jitendra Vir Singh	—	—	—	—
	0.08	—	—	0.08
	—	—	—	—
	0.37	—	—	0.37
	0.08	—	—	0.08

Omkar Goswami	0.05	—	—	0.05
	—	—	—	—
	0.15	—	0.01	0.16
	0.12	—	0.02	0.14
	0.18	0.01	0.01	0.20

Larry Pressler	0.05	—	—	0.05
	—	—	—	—
	0.15	—	—	0.15
	0.12	—	—	0.12
	0.16	—	0.01	0.17

Rama Bijapurkar	0.05	—	—	0.05
	—	0.01	—	0.01
	0.14	0.01	—	0.15
	0.12	0.01	0.01	0.14
	0.19	0.01	0.01	0.21

Claude Smadja	0.05	—	0.03	0.08
	—	—	—	—
	0.15	0.01	0.10	0.26
	0.12	—	0.06	0.18
	0.12	—	0.09	0.21

Sridar A Iyengar	0.05	—	0.02	0.07
	—	—	0.04	0.04
	0.15	—	0.06	0.21
	—	—	0.11	0.11
	0.18	0.01	0.13	0.32

Other Senior Management Personnel
V Balakrishnan,	0.03	0.01	0.13	0.17
Company Secretary	0.03	0.01	0.08	0.12
	0.09	0.03	0.31	0.43
	0.09	0.03	0.17	0.29
	0.12	0.04	0.22	0.38

In addition, the details of the options granted to non-whole time directors and other senior officers during the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31, 2004 are as follows:-

Name	Date of Grant	Option plan	Number of options granted	Exercise price (in Rs.)	Expiration of options
Non-Whole time Directors
Sridar A Iyengar	April 10, 2003	1999	8,000	762.44	April 9, 2013

22.3.9.	Exchange differences

Other income includes exchange differences of Rs. 20.49 and Rs. 14.41 for the quarter and nine months ended December 31, 2004 (for the quarter and nine months ended December 31, 2003, the corresponding amounts were Rs. 19.52 and Rs. 46.26 and for the year ended March 31, 2004, the amount was Rs. 19.43).

22.3.10. Research	and development expenditure

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Capital	—	15.08	—	31.66	1.48
Revenue	19.11	0.41	49.23	0.73	43.06

	19.11	15.49	49.23	32.39	44.54

22.3.11. Unearned	revenue

Unearned revenue as at December 31, 2004 amounting to Rs. 111.34 (Rs. 84.32 as at December 31, 2003 and Rs. 62.86 as at March 31, 2004) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

22.3.12. Dues	to small-scale industrial undertakings

As at December 31, 2004, December 31, 2003 and March 31, 2004, the company has no outstanding dues to small-scale industrial undertaking.

22.3.13. Stock	option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

The 1994 plan elapsed in fiscal 2000 and, consequently, no further grants will be made under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 5,880,000 ADSs representing 5,880,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Options outstanding, beginning of period/year	37,02,050	48,08,422	38,71,010	50,06,812	50,06,812
Granted during the period/year	—	1,000	—	1,91,800	1,91,800
Exercised during the period/year	(287,879)	(199,748)	(371,647)	(270,068)	(517,740)
Forfeited during the period/year	(93,724)	(199,008)	(178,916)	(517,878)	(8,09,862)

Options outstanding, end of period/year	33,20,447	44,10,666	33,20,447	44,10,666	38,71,010

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Options outstanding, beginning of period/year	1,65,78,897	2,02,53,360	1,83,62,120	2,02,44,684	2,02,44,684
Granted during the period/year	,0	26,400	,0	7,71,200	7,71,200
Exercised during the period/year	(1,307,755)	(548,332)	(2,520,433)	(581,588)	(1,074,172)
Forfeited during the period/year	(209,672)	(511,844)	(780,217)	(1,214,712)	(15,79,592)

Options outstanding, end of period/year	1,50,61,470	1,92,19,584	1,50,61,470	1,92,19,584	1,83,62,120

The aggregate options considered for dilution are set out in note 22.3.24

22.3.14. Pro	forma disclosures relating to the Employee Stock Option Plans (“ESOPs”)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below:-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Net profit:
- As reported	495.97	328.14	1,345.29	906.42	1,243.47

- Adjusted pro forma	495.97	325.07	1,345.29	893.42	1,230.57

22.3.15.	Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

22.3.16.	Cash and bank balances

Details of balances kept with non-scheduled banks as on balance sheet dates and the maximum balances kept with non-scheduled banks during the period/year are as follows:-

Balances with non-scheduled banks	December 31, 2004	As at December 31, 2003	March 31, 2004
In current accounts
ABN Amro Bank, Taipei, Taiwan	0.03	0.94	0.94
Bank of America, Palo Alto, USA	123.05	123.28	108.03
Bank of America, Dallas, USA	—	—	—
Bank of China, Beijing China	0.04	0.06	0.03
Bank of Melbourne, Melbourne, Australia	—	0.68	0.23
Citibank NA, Melbourne, Australia	22.86	1.98	20.21
Citibank NA, Hong Kong	0.09	0.04	0.09
Citibank NA, Singapore	0.40	0.52	0.47
Citibank NA, Sydney, Australia	—	—	0.04
Citibank NA, Tokyo	0.01	0.81	0.08
Citibank NA, Sharjah UAE	0.07	0.08	0.03
Deutsche Bank, Brussels, Belgium	1.84	2.02	3.30
Deutsche Bank, Frankfurt, Germany	25.72	17.84	2.03
Deutsche Bank, Netherlands	0.24	0.23	0.05
Deutsche Bank, Paris, France	2.03	0.64	0.30
Deutsche Bank, Zurich, Switzerland	4.34	4.23	0.40
HSBC Bank PLC, Croydon, UK	1.04	13.25	11.17
ICICI Bank UK Ltd.	17.68	—	—
Nordbanken, Stockholm, Sweden	0.01	0.12	0.02
Nova Scotia Bank, Toronto, Canada	—	2.60	5.33
Royal Bank of Canada, Canada	15.49	5.90	6.21
UFJ Bank, Tokyo, Japan	0.02	0.14	0.22
Svenska Handeb Bank, Sweden	0.29	0.55	0.26
Merrill Lynch, USA	0.02	—	—

	215.27	175.91	159.44

Maximum balance held in non-scheduled banks during the period/year	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
In current accounts
ABN Amro Bank, Taipei, Taiwan	0.04	0.94	0.96	0.94	0.96
Bank of America, Palo Alto, USA	247.00	263.45	265.00	263.45	263.45
Bank of America, Dallas, USA	—	6.69	—	6.98	6.98
Bank of China, Beijing China	0.07	0.07	0.08	0.07	0.13
Bank of Melbourne, Melbourne, Australia	—	3.20	0.23	3.20	3.20
Citibank NA, Melbourne, Australia	75.12	4.26	75.12	4.26	20.21
Citibank NA, Hong Kong	0.18	0.41	0.18	0.41	0.41
Citibank NA, Singapore	0.43	0.57	0.48	0.57	0.57
Citibank NA, Sydney, Australia	—	—	—	—	15.31
Citibank NA, Tokyo	7.54	5.74	7.54	5.74	5.74
Citibank NA, Sharjah, UAE	0.09	0.08	0.16	0.10	0.11
Deutsche Bank, Brussels, Belgium	32.53	18.24	33.16	18.24	18.24
Deutsche Bank, Frankfurt, Germany	38.81	17.98	38.81	22.37	22.37
Deutsche Bank, Netherlands	0.75	0.74	1.05	0.74	1.69
Deutsche Bank, Paris, France	3.96	2.02	3.96	2.97	2.97
Deutsche Bank, Zurich, Switzerland	5.34	5.22	8.26	5.49	14.69
Fleet Bank (Bank of Boston), Boston, USA	—	—	—	—	0.97
HSBC Bank PLC, Croydon, UK	32.52	21.52	47.30	21.52	38.00
ICICI Bank, Uk Limited. London	26.49	—	30.87	—	—
Merrill Lynch Esop A/C	28.57	—	28.57	—	—
National Bank of Sharjah, UAE	—	—	—	0.08	0.08
Nordbanken, Stockholm, Sweden	0.14	0.24	0.27	0.41	0.41
Nova Scotia Bank, Toronto, Canada	1.07	7.73	6.37	8.69	8.69
Royal Bank of Canada, Canada	15.49	6.83	12.50	6.83	10.09
Sanwa Bank, Tokyo, Japan	0.02	2.05	—	2.67
Svenska Handels Bank, Sweden	1.86	2.87	2.95	2.87	4.25
UFJ Bank, Tokyo, Japan	0.44	—	0.71	—	2.67

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 7.67 for the nine months ended December 31, 2004 (Rs. 8.64 for the nine months ended December 31, 2003 and Rs. 7.28 for the year ended March 31, 2004).

22.3.17.	Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and a body corporate comprise:-

	As at
	December 31, 2004	December 31, 2003	March 31, 2004
Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201.47	201.37	201.39
Life Insurance Corporation of India	49.00	—	—
Deposit with body corporate:
GE Capital Services India Limited	—	88.76	—

	250.47	290.13	201.39

Interest accrued but not due (included above)	1.47	2.12	1.39

Maximum balance held as deposits with financial institutions and a body corporate:-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201.56	201.65	201.56	201.70	201.70
Life Insurance Corporation of India	49.00	—	49.00	—	—
Deposit with body corporate:
GE Capital Services India Limited	—	105.94	—	151.82	151.82

Mr. Deepak M Satwalekar, Director, is also Director of HDFC. Except as director in the financial institution, he has no direct interest in any transactions.

22.3.18.	Fixed assets

Profit / (loss) on disposal of fixed assets

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Profit on disposal of fixed assets	0.01	0.01	0.17	0.02	0.04
(Loss) on disposal of fixed assets	(0.01)	—	(0.05)	—	—

Profit / (loss) on disposal of fixed assets, net	—	0.01	0.12	0.02	0.04

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Charged during the period/year	10.71	2.12	15.10	8.36	28.61

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2004.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit and loss account of Rs. 20.28 during the year ended March 31, 2004.

22.3.19.	Details of Investments

	December 31, 2004		As at December 31, 2003		March 31, 2004
Long- term investments

Yantra Corporation, USA,
20,00,000 (20,00,000; 20,00,000) common stock at US$ 0.20 each, fully paid, par value US$ 0.01 each	1.42	*	1.42	*	1.42	*
1 (1; 1) Fully paid warrant to purchase 55,00,000 common stock, at US $ 0.19 each, exercise price of US $ 0.01 each	3.91	*	3.91	*	3.91	*
6,36,363 (6,36,363; 6,36,363 ) Series A convertible preferred stock, at US$ 0.75 each, fully paid, par value US$ 0.01 each	1.73	*	1.73	*	1.73	*

CiDRA Corporation, USA
12,752 (33,333; 12,752) Series D convertible preferred stock at US$ 90 each, fully paid, par value US $ 0.01 each	5.11	*	13.40	*	5.11	*
72,539 (nil; 72,539) Class A common stock, par value US$ 0.001 each	—		—		—
2,139 (nil; 2,139 ) Non voting redeemable preferred stock, par value US$ 0.01 each	—		—		—

Alpha Thinx Mobile Phone Services AG, Austria
Nil (nil; nil) bearer shares at € 20 each, fully paid, par value € 1 each	—		—		—

CyVera Corporation, USA
25,641 (nil; 25,641), Series A preferred stock par value $ 0.001	—		—		—

Asia Net Media (BVI) Ltd., the British Virgin Islands
3,00,00,000 (3,00,00,000; 3,00,00,000) ordinary shares at US $ 0.05 each, fully paid, par value US $ 0.01 each	6.85	*	6.85	*	6.85	*

OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000; 1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	0.20	*	0.20 *		0.20	*
1,00,000 (1,00,000; 1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US $ 0.001 each	0.20	*	0.20 *		0.20	*
44,00,000 (44,00,000; 44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US $ 0.001 each	8.55	*	8.55 *		8.55	*

M-Commerce Ventures Pte Ltd, Singapore
100 (100; 100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	—		—		—
684 (774; 684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2.04		2.30		2.04
216 (nil; 216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	—		—		—

Stratify Inc. (formerly PurpleYogi Inc.), USA
Nil (2,76,243; Nil) Series D convertible preferred stock at US $ 1.81 each, fully paid, par value US $ 0.001 each	—		—	*	—

Workadia Inc. USA
Nil (22,00,000; Nil) Series B convertible preferred stock at US $ 1.00 each, fully paid, par value US $ 0.0002 each (adjusted for stock splits)	—		—	*	—

Software Services Support Education Center Limited
1 (1; 1) equity share of Rs. 10 each, fully paid, par value Rs. 10	—		—		—

The Saraswat Co-operative Bank Limited, India
1,035 (1,035; 1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	—		—		—

	30.01		38.56		30.01

*	Investments that are provided for in whole or in part

	As at
	December 31, 2004	December 31, 2003	March 31, 2004
Liquid Mutual Funds, India
Birla Cash Plus Fund 9,98,80,127 (5,99,54,081 ; 9,99,03,547) Units	99.95	59.97	99.92
Deutsche Bank Insta-Cash Fund 2,50,14,776 (nil ; 2,46,26,175) Units	25.01	—	25.00
DSP Merrill Lynch Liquidity Fund 4,03,72,579 (2,02,23,638 ; 4,03,72,579) Units	50.06	25.08	50.08
Grindlays Cash Fund 7,07,47,373 (5,66,01,905 ; 9,43,07,163) Units	74.98	59.97	99.95
HDFC Liquid Fund 8,36,11,057 (5,02,79,876 ; 7,11,51,648) Units	100.15	60.00	85.00
HSBC Cash Fund 4,99,83,048 (2,39,58,064 ; 4,78,71,898) Units	49.98	25.00	49.97
JM High Liquidity Fund 7,69,31,305 (5,98,74,070 ; 9,97,76,708) Units	76.99	60.00	99.99
Kotak Mahindra Liquid Fund 8,97,41,740 (4,98,94,722 ; 9,97,12,325) Units	90.00	49.99	99.98
Principal Cash Management Fund 5,49,75,911 (2,49,50,598 ; 5,49,47,898) Units	55.00	25.00	55.00
Prudential ICICI Liquid Plan 8,37,14,699 (7,53,26,985 ; 8,37,14,699) Units	100.01	90.01	99.77
Reliance Liquid Fund Treasury Plan 5,57,44,168 (3,93,95,110 ; 3,93,95,110) Units	84.89	59.90	59.90
SBI Insta Cash Fund 2,37,55,900 (4,83,23,652 ; 2,37,55,900) Units	25.02	25.02	25.02
Templeton India Treasury Management Account 7,00,054 (201,071 ; 4,42,156) Units	70.03	25.02	55.02
UTI Liquid Cash Plan 2,49,23,733 (2,49,23,733 ; 2,49,23,733) Units	25.00	25.00	25.00
TLSM Tata Liquid Super High Inv Fund - Monthly Dividend 4,01,91,969 (Nil ; Nil) Units	45.00	—	—
LICMF Liquid Fund - Dividend Plan 4,15,28,325 (Nil ; Nil) Units	45.00	—	—

	1,017.07	589.96	929.60

At cost	862.17	470.03	490.02
At fair value	154.90	119.93	439.58

	1,017.07	589.96	929.60

Details of investments in and disposal of securities during the quarter and nine months ended December 31, 2004 and 2003 and year ended March 31, 2004:-

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Investment in securities
Subsidiaries	22.90	4.54	63.33	4.54	83.49
Long-term investments	—	—	—	0.54	0.54
Liquid Mutual funds	90.00	140.00	205.00	590.00	930.03

	112.90	144.54	268.33	595.08	1,014.06

Redemption / Disposal of Investment in securities
Subsidiaries	—	—	—	—	—
Long-term investments	—	12.65	—	15.96	10.21
Liquid Mutual funds	—	—	117.78	—	—

	—	12.65	117.78	15.96	10.21

Net movement in investments	112.90	131.89	150.55	579.12	1,003.85

The following are the particulars of strategic investments made during the quarter and nine months ended December 31, 2004 and 2003 and during the year ended March 31, 2004:-

Particulars of investee companies	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Progeon Limited, India	—	—	—	—	12.25
Infosys Technologies (Shanghai) Co. Limited, China	—	4.55	18.46	4.55	4.55
Infosys Technologies (Australia) Pty Limited, Australia	—	—	—	—	66.69
Infosys Consulting, Inc., USA	22.90	—	44.87	—	—
M-Commerce Ventures Pte. Limited, Singapore *	—	—	—	0.19	(0.07)

	22.90	4.55	63.33	4.74	83.42

*	Net of redemptions

Subsidiaries

On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting) to enhance business consulting revenues in Infosys’ global delivery model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of December 31, 2004, the company had invested US$ 10 million (Rs. 44.87) in the subsidiary.

On January 2, 2004, the company acquired 100% of equity in Expert Information Services Pty Limited, Australia. The transaction value approximates Aus $ 32.0 million (US $ 24.32 million or Rs. 110.90). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007, and the release of the balance retained in escrow for representations and warranties made by the selling share holders. The acquired company has been renamed as Infosys Technologies (Australia) Pty Limited. As of December 31, 2004, the company had invested Rs. 66.69 for 1,01,08,869 equity shares of Aus $ 0.11 par value, fully paid.

On October 10, 2003, the company set up a wholly-owned subsidiary in the People's republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US$ 5 million ( Rs. 22.78). As of December 31, 2004, the company had invested US$ 5.0 million (Rs. 23.01) in the subsidiary.

Infosys holds 99.97% of the equity share capital of Progeon. The equity shares have been issued to Infosys as per the terms of the stock subscription agreement signed in April 2002, between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon. 122,49,993 equity shares have been issued to Infosys in April 2002 and 1,22,50,000 in March 2004 for an aggregate consideration of Rs. 24.50. Pursuant to the agreement, CIFC has been issued 4,375,000 0.0005% cumulative convertible preference shares each on June 30, 2002 and March 31, 2004 for an aggregate consideration of Rs. 93.80. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

Other investments

During the year ended March 31, 2004, the Company invested Rs 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S$”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S$ 1/- each, fully paid for a premium of S$ 1,110. The company also received Rs 0.61 towards return of premium of S$ 1,110/- each on 216 redeemable preference shares of face value of S$ 1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs 2.04.

During the year ended March 31, 2004, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US$ 0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US$ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $0.001of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $0.001 of CyVera Corporation, USA, due to company’s holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written-off during the year ended March 31, 2004.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on Trade investments during the quarter and nine months ended December 31, 2004 amounted to Rs. nil and Rs. nil respectively (Rs. 2.46 and Rs 8.81 during the quarter and nine months ended December 31, 2003 and Rs. 9.24 during the year ended March 31, 2004).

The company provided Rs.(0.39) and Rs. (0.33) during the quarter and nine months ended December 31, 2004 (Rs.(0.17) and Rs. 0.07 during the quarter and nine months ended December 31, 2003 and Rs. 0.43 during the year ended March 31, 2004) on revision of the carrying amount of non-trade current investments to fair value.

22.3.20.	Unbilled revenue

Unbilled revenue as at December 31, 2004 amounts to Rs. 123.44 (Rs. 92.16 as at December 31, 2003 and Rs. 92.86 as at March 31, 2004) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time-frame contracts until the balance sheet date.

22.3.21.	Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended December 31, 2004 and December 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	625.75	265.39	317.69	176.20	413.49	1,798.52
	457.86	178.85	183.84	151.98	262.73	1,235.26
Identifiable operating expenses	253.17	115.28	146.45	70.98	166.64	752.52
	190.06	80.49	74.24	57.44	109.49	511.72
Allocated expenses	151.27	64.16	76.81	42.60	99.97	434.81
	116.14	45.37	46.64	38.56	66.65	313.36

Segmental operating income	221.31	85.95	94.43	62.62	146.88	611.19
	151.66	52.99	62.96	55.98	86.59	410.18
Unallocable expenses						69.38
						62.23

Operating income						541.81
						347.95
Other income (expense), net						47.16
						45.19

Net profit before taxes						588.97
						393.14
Income taxes						93.00
						65.00

Net profit after taxes						495.97
						328.14

Nine months ended December 31, 2004 and December 31, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,699.72	750.67	878.02	514.96	1,116.10	4,959.47
	1,295.09	522.28	511.59	413.70	709.33	3,451.99
Identifiable operating expenses	710.17	327.87	423.48	199.31	461.08	2,121.91
	546.67	228.11	204.99	154.06	292.37	1,426.20
Allocated expenses	403.10	177.90	208.19	121.91	264.68	1,175.78
	333.54	134.52	131.76	106.51	182.55	888.88

Segmental operating income	586.45	244.90	246.35	193.74	390.34	1,661.78
	414.88	159.65	174.84	153.13	234.41	1,136.91
Unallocable expenses						175.31
						168.82

Operating income						1,486.47
						968.09
Other income (expense), net						95.32
						115.33

Net profit before taxes						1,581.79
						1,083.42
Income taxes						236.50
						177.00

Net profit after taxes						1,345.29
						906.42

Year ended March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,722.08	716.47	774.83	563.16	984.35	4,760.89
Identifiable operating expenses	728.69	311.01	317.93	210.29	413.33	1,981.25
Allocated expenses	433.73	180.08	193.52	141.58	247.08	1,195.99

Segmental operating income	559.66	225.38	263.38	211.29	323.94	1,583.65
Unallocable expenses						230.90

Operating income						1,352.75
Other income (expense), net						117.72

Net profit before taxes						1,470.47
Income taxes						227.00

Net profit after taxes						1,243.47

Geographic segments

Quarter ended December 31, 2004 and December 31, 2003

	North America	Europe	India	Rest of the World	Total
Revenues	1,206.16	398.65	39.65	154.06	1,798.52
	891.80	253.86	7.96	81.64	1,235.26
Identifiable operating expenses	485.64	156.99	11.28	98.61	752.52
	369.54	101.98	2.80	37.40	511.72
Allocated expenses	291.60	96.38	9.58	37.25	434.81
	226.23	64.40	2.02	20.71	313.36

Segmental operating income	428.92	145.28	18.79	18.20	611.19
	296.03	87.48	3.14	23.53	410.18
Unallocable expenses					69.38
					62.23

Operating income					541.81
					347.95
Other income (expense), net					47.16
					45.19

Net profit before taxes					588.97
					393.14
Income taxes					93.00
					65.00

Net profit after taxes					495.97
					328.14

Nine months ended December 31, 2004 and December 31, 2003

	North America	Europe	India	Rest of the World	Total
Revenues	3,285.54	1,085.23	93.91	494.79	4,959.47
	2,535.05	647.61	50.06	219.27	3,451.99
Identifiable operating expenses	1,365.26	432.17	25.64	298.84	2,121.91
	1,064.33	260.44	15.70	85.73	1,426.20
Allocated expenses	779.05	257.27	22.31	117.15	1,175.78
	652.85	166.64	12.94	56.45	888.88

Segmental operating income	1,141.23	395.79	45.96	78.80	1,661.78
	817.87	220.53	21.42	77.09	1,136.91
Unallocable expenses					175.31
					168.82

Operating income					1,486.47
					968.09
Other income (expense), net					95.32
					115.33

Net profit before taxes					1,581.79
					1,083.42
Income taxes					236.50
					177.00

Net profit after taxes					1,345.29
					906.42

Year ended March 31, 2004

	North America	Europe	India	Rest of the World	Total
Revenues	3,401.42	913.84	66.20	379.43	4,760.89
Identifiable operating expenses	1,422.01	371.35	18.25	169.64	1,981.25
Allocated expenses	856.13	229.10	16.73	94.03	1,195.99

Segmental operating income	1,123.28	313.39	31.22	115.76	1,583.65
Unallocable expenses					230.90

Operating income					1,352.75
Other income (expense), net					117.72

Net profit before taxes					1,470.47
Income taxes					227.00

Net profit after taxes					1,243.47

22.3.22.	Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at December 31, 2004 the company has provided for doubtful debts of Rs. 7.51 (Rs. 6.22 as at December 31, 2003 and Rs 4.29 as at March 31, 2004) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company continues pursuing the parties for recovery of the dues, in part or full.

22.3.23.	Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted are as follows:-

Particulars	Number of shares to which the dividends relate	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
		2004	2003	2004	2003	2004
Final dividend for Fiscal 2003	21,60,870	—	—	—	3.13	3.13
Interim dividend for fiscal 2004	51,78,450	—	7.51	—	7.51	7.51
Interim dividend for fiscal 2005	—	—	—	—	—	—
Final and one-time special
dividend for Fiscal 2004	52,92,612	—	—	60.87	—	—

22.3.24.	Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2004	2003	2004	2003	2004
Number of shares considered as basic weighted average shares outstanding	26,87,73,742	26,55,19,448	26,78,62,078	26,51,76,084	26,54,47,776
Add: Effect of dilutive issues of shares/stock options	83,36,718	49,12,124	59,08,614	25,40,188	33,39,240

Number of shares considered as weighted average shares and potential shares outstanding	27,71,10,460	27,04,31,572	27,37,70,692	26,77,16,272	26,87,87,016

22.3.25.	Cash flow statement

22.3.25.a.

The balance of cash and cash equivalents includes Rs. 3.52 as at December 31, 2004 (Rs. 2.12 as at December 31, 2003 and Rs. 1.98 as at March 31, 2004) set aside for payment of dividends. Also, an amount of Rs. Nil has been retained in escrow as at December 31, 2004 (Rs. 10.25 as at December 31, 2003 and Rs. 0.04 as at March 31, 2004).

22.3.25.b.

During the Nine months ended 31, 2004, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Consequently, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

22.3.25.c

Deposits with financial institutions and body corporateas at December 31, 2004 include an amount of Rs. 49 deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered “Cash and cash equivalents”.

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 31 December 2004, the Profit and Loss Account and Cash Flow Statement of the Company for the quarter and nine months ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2004;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and nine months ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter and nine months ended on that date.

for BSR & Co

(formerly Bharat S Raut & Co.)

Chartered Accountants

Subramanian Suresh

Partner

Membership No. 83673

Bangalore

12 January 2005